VIA EDGAR

December 27, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Keira Nakada and Suying Li

RE:          Criteo S.A.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 26, 2021
Form 10-Q for the Quarterly Period Ended September 30, 2021
Filed November 3, 2021
Item 2.02 on Form 8-K
Filed November 3, 2021
File No. 001-36153

Ladies and Gentlemen:

Criteo S.A. (the “Company” or “Criteo”) is hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated November 10, 2021 with respect to the above-referenced Form 10-K, Form 10-Q and Form 8-K.  For your convenience, the comments from the comment letter are repeated here, followed by the Company’s responses, and the paragraph numbering below corresponds to the numbering in the comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Revenue Excluding Traffic Acquisition Costs, page 67

1.
Your example of the proposed reconciliation of Contribution ex-TAC to gross profit provided in your response presents the non-GAAP measure more prominently than the comparable GAAP measure. Please revise the reconciliation to begin with the GAAP gross profit for equal or greater prominence.  Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, commencing with its fourth quarter of 2021 earnings press release and Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2021, the Company will disclose the most directly comparable GAAP measure, gross profit, with equal or greater prominence wherever consolidated Contribution ex-TAC is disclosed.  An example of the Company’s proposed approach, with GAAP gross profit preceding

Contribution ex-TAC, is provided in Annex A at the end of this letter for the Staff’s consideration.

Notes to the Consolidated Financial Statements
Operating Segments, page F-18

2.
You state that your operations constitute one operating and reportable segment. However, we note that you discuss revenue, traffic acquisition costs, and revenue ex-TAC measures by region and solution in the Form 10-K and Forms 10-Q. We also note that you state “Revenue ex-TAC, Revenue ex-TAC by Region, Revenue ex-TAC by Solution, and Revenue ex-TAC margin are key measures used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital” in the Item 2.02 Form 8-K for the quarter ended September 30, 2021. We further note that you present a managing director for each region in your website. As such, please address the following:

•	Provide us with details about your management structure and how your company is organized;
•	Describe the role of your CODM and each of the individuals reporting to the CODM;
•	Describe the role of each of your regional managing directors;
•	Describe the key operating decisions, who makes these decisions, how performance is assessed and how resources are allocated within your business;
•	Tell us how often the CODM meets with her direct reports, the financial information the CODM reviews in conjunction with those meetings, and the other participants at those meetings;
•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget; and
•	Describe the basis for determining the compensation for each individual that reports to the CODM.

For purposes of our response below, we will refer to Revenue ex-TAC, a non-GAAP measure and our segment performance measure.  As per our previous response, we will rename this to Contribution ex-TAC in future filings.

We acknowledge the Staff’s comment and recognize that Revenue ex-TAC could also be interpreted as a measure of profitability, as it is a measure quantitively closer to gross profit. Consequently, we have performed a preliminary assessment considering Revenue ex-TAC as a measure of profitability, and based on this assessment, we have identified two operating and reportable segments: Marketing Solutions and Retail Media.

As a percentage of revenue and Revenue ex-TAC, the estimated split between Marketing Solutions and Retail Media, based on the data available as of the date of this letter, is as follows:

•
Marketing Solutions is expected to contribute approximately $2.0 billion or 89.4% to Criteo’s revenue in 2021 and Retail Media is expected to contribute approximately $238 million or 10.6% to Criteo’s revenue in 2021.

•
Marketing Solutions is expected to contribute approximately $790 million or 86.2% of Criteo’s Revenue ex-TAC in 2021 and Retail Media is expected to contribute approximately $127 million or 13.8% to Criteo’s Revenue ex-TAC in 2021.

We propose to modify our reportable segment assessment prospectively, to transition from one operating segment to two segments, namely, Marketing Solutions and Retail Media, starting with the fourth quarter of 2021 earnings press release and with our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2021.  The only metric that is regularly reviewed by our chief operating decision maker (the “CODM”) is Revenue ex-TAC, which is reviewed in total, and at the solutions level. This is the key performance measure for assessing performance and making operating and strategic decisions, in particular related to our growth strategy, including level of resourcing, internal investments, and M&A. Adjusted EBITDA and free cash flow are also reported and reviewed at a consolidated level, and there is no disaggregation at any level other than at the total company level. These measures are considered important measures of overall health of the business and efficiency of the business but are not the key consideration in making resourcing and investment decisions, in particular related to our growth objectives.  Accordingly, Revenue and Revenue ex-TAC by Solution will be disclosed as required in the segment reporting notes to the financial statements.  We also will disclose Goodwill allocated by Solution in the segment reporting notes to the financial statements as per ASC 350.

Regions should not be considered operating segments as the performance of regions does not guide our operating and strategic decisions. The Regional executive managing directors do not report to our CODM, Megan Clarken, but instead report to our current Chief Commercial Officer, who oversees Marketing Solutions on a global basis. In addition, these regional executive managing directors only have responsibility for sales of Marketing Solutions products and not Retail Media products.  Sales of Retail Media products are managed globally by Geoffroy Martin, EVP Growth Portfolio, who reports directly to our CODM and who has four regional managing directors reporting to him. Based on the analysis performed under ASC 280-10-50-9, we have concluded that the regions are not operating segments.

We will perform our annual goodwill impairment test as of December 31, 2021, assessing both Marketing Solutions and Retail Media as segments, but we do not foresee an impairment risk to any of our reporting units.

We have addressed the Staff’s other questions below.

Management Structure and Company Organization

Criteo is a global technology company powering the world’s marketers and media owners with trusted and impactful advertising.  The Company is led by the Chief Executive Officer and CODM, Megan Clarken (“CEO”).

Currently our CEO has the following direct reports:

•	Chief Financial Officer and Chief Accounting Officer (“CFO”);
•	EVP, General Counsel and Corporate Secretary (“GC”);
•	Chief Product Officer (“CPO”);
•	Chief Technology Officer (“CTO”);
•	Chief Commercial Officer & Chief Development Officer (“CCO”);
•	EVP and General Manager (“GM”), Growth Portfolios;
•	Chief Marketing Officer (“CMO”);
•	Chief People Officer (“CPEO”); and
•	Chief Transformation Officer (“CTRO”).

Role of the Chief Operating Decision Maker

Megan Clarken is our CODM and she is assisted by two executive officers: (i) Sarah Glickman, the CFO, who is responsible for finance and accounting, finance shared services, internal controls, information technology, procurement and real estate; and (ii) Ryan Damon, the GC, who is responsible for Legal, Compliance and Corporate Affairs. The CFO and GC share responsibility for risk management.

Criteo is headquartered in Paris, France. Per French law, the CEO of Criteo has the broadest possible powers to act in all circumstances in Criteo’s name within the limits of the corporate purpose.  She is the legal representative of the company and thereby represents it in its dealings with third parties.  In the exercise of her duties, the CEO must not infringe upon the powers expressly granted by law to the shareholders’ meeting (e.g., appointment of directors, approval of financial statements, share buyback, amendment to the bylaws, etc.) and to the Board (e.g., issuance of securities, entry into related party transactions, compensation of corporate officers, grant of restricted stock units/stock options, convening of shareholders' meetings, etc.). The Board has also imposed internal limitations on the authority of the CEO pursuant to which certain other decisions must be submitted to the Board for prior approval (e.g., M&A transactions, finance and tax matters, credit facilities/borrowings, legal matters, real estate matters, etc., in each case above specific materiality thresholds), as evidenced by our delegation of authority policy (“DOA”), which contains limitations on the power of the CEO and a delegation of her authority in respect of selected matters, as described in greater detail below.

The CEO is Criteo’s ultimate operating and management decision maker and is responsible for executing and implementing Criteo’s long-term strategy decided by the Board.

As indicated above, the following other individuals also report to the CEO:

•	Manuela Montagnana, CPEO, oversees all people, diversity and talent related matters of the Company;
•	Todd Parsons, CPO, is responsible for product strategy and new product innovation to diversify and transform our products and solutions to the commerce media platform strategy;
•	Diarmuid Gill, CTO, manages the Company’s research and development teams, delivering on their mission of providing high performance AI powered advertising;
•	Brendan McCarthy, CMO, oversees strategic marketing and communications;
•
David Fox, CCO, is the commercial leader responsible for overseeing the growth of the Company’s Marketing Solutions product among agencies, brands, and channel partners, in addition to corporate development and strategic partnerships at the Company as a whole;

•
Geoffroy Martin, EVP, Growth Portfolio, is the commercial leader responsible for incubating, operating and growing adjacent solutions within the Company.  As part of this role, Mr. Martin oversees the Company’s Retail Media solution; and

•	Matthijs van Geldere, CTRO, facilitates strategic change initiatives across the Company to accelerate the Company’s business transformation.

Regional Organization

We currently have three Marketing Solutions Regional Executive Managing Directors (“EMDs”) who currently report to the CCO. Their roles are to service and grow existing client revenues and acquire new clients in their respective regions with respect to our Marketing Solutions products. We also currently have four Retail Media Managing Directors (“MDs”) reporting to our EVP, Growth Portfolio, including a Managing Director for North America, Managing Director for APAC, and two Managing Directors for EMEA.  The EMDs and MDs are not part of the leadership team.  Their key responsibilities include: (i) leading and developing regional commercial and delivery teams; (ii) being active members of our global extended leadership team; (iii) ensuring the Company’s capabilities are focused on the Company’s clients; (iv) ensuring the Sales and Account Management team maintains current client retention rates around or above 90% and cross-sells new products; and (v) delivering on performance targets for their respective regions. They have no accountability or control over product decisions, and they also service local sales for global clients.  Each regional Managing Director reports to David Fox, CCO and Geoffroy Martin, EVP, Growth Portfolio.

Our CODM does not hold regular meetings with the EMDs and MDs, other than as part of quarterly business reviews that are led by our CFO with presentations by the CCO for Marketing Solutions and EVP, Growth Portfolio for Retail Media.

Key Operating Decisions

The Company’s process for making key operating decisions is summarized below. In making key operating decisions, the CODM, with assistance from her direct reports, makes determinations and reviews information about the Company as a whole.

•
Approving the 3-Year Plan, Operating Plan and forecasts.  The CEO and CFO prepare and present to the Board, on a consolidated basis, the 3-Year Plan, which includes Revenue ex-TAC by Solution, total Expenses, and total Adjusted EBITDA. The CFO then prepares and presents to the Board, on a consolidated basis, the Operating Plan (Annual Plan), which includes Revenue ex-TAC by Solution, total expenses by function, Headcount by function and total Adjusted EBITDA. The Board ultimately approves the Company’s Operating Plan. Forecasts are included as part of the quarterly business updates and presented by the CFO to the Board. The CEO and Audit Committee of the Board work together to determine guidance provided each quarter following review of the forecasts.

•
Entering into significant contracts.  The Company’s DOA sets forth how the CODM delegates the power to sign agreements on behalf of Criteo amongst the various members of the organization in accordance with their internal level, and the approval process for finance, tax, treasury, legal, real estate, workplace experience, IT, marketing/communications, hosting and network matters, depending on their materiality.  When agreements are entered into in any of these areas, approval is not required from the regional managers or the CCO and GM.  The CCO and EVP Growth Portfolio are involved in approving material decisions related to revenue and publisher agreements falling within their scope of work. Most other matters, such as employee related matters, are approved jointly with the functional leader and the commercial leaders. Above a certain materiality threshold, the CEO is the sole authorized signatory, and above a higher threshold, the Board is the sole approver.

•
Hiring of and compensation for key management and executive personnel.  The hiring decisions of key management and executive personnel are made by the CODM, except for deputy CEOs (directeurs généraux délégués) who are appointed by the Board upon the CEO’s recommendation.  Executive officer compensation is reviewed by the Compensation Committee, which makes recommendations to the Board, and then compensation is approved by the Board.

•
Making significant capital investment decisions. Significant capital investment decisions are made at a Company-wide level. Criteo’s capital resources largely consist of assets like servers and other hardware. We operate our technology as one platform and set of solutions, under our R&D team and these assets are never allocated to specific commercial products. The decisions are generally approved by the CFO and CEO and material decisions also require Board approval.

•
Changing company-wide strategy.  Potential material M&A transactions are reviewed by the Strategy Committee and approved by the Board.  The responsibility for making M&A recommendations lies with the Strategy Committee and the CEO, provided that the CEO can also approve M&A transactions in line with the Company’s strategy which fall under a certain materiality threshold set forth in the DOA, without Board approval.  Incremental growth and profitability and return on capital employed typically are key indicators that assist the CEO in making M&A-related decisions.  Longer term M&A strategy is approved by the Board.

CODM Meetings

The CODM meets with her direct reports on a regular basis to discuss business and strategic matters and to participate in recurring meetings.

The CODM reviews quarter-to-date performance as it compares to the Operating Plan and forecasts during the Monthly Operating Review.  The key financial reports reviewed by the CODM include (i) Revenue ex-TAC for Marketing Solutions and Retail Media, the key performance measure and (ii) Expenses and Adjusted EBITDA on a consolidated basis. Participants in these meetings include all members of the Leadership Team, the Vice President of Financial Planning and Analysis (“VP FP&A”) and the Vice President of Commercial & Strategic Finance.

The CODM participates in quarterly financial reviews, which are in-depth reviews of quarterly results, largely focused on Revenue ex-TAC by Solution and Adjusted EBITDA on a consolidated basis. Participants at the meetings include the CEO, CFO, GC and VP FP&A.

The CODM also participates in quarterly guidance reviews, during which the CODM reviews Revenue ex-TAC and expense forecasts and makes decisions regarding guidance to be shared with investors.  Participants in the meetings include the CEO, CFO, GC, VP FP&A, SVP Capital Markets & Investor Relations, and contributors for the meetings include the CCO, Growth Portfolio GM.

Budget Preparation

The CFO and the Corporate Development group oversees a global three-year strategic plan (the “3-Year Plan”) based on Revenue ex-TAC by Solution and Expenses/Adjusted EBITDA on a consolidated basis.  The 3-Year Plan is reviewed by the CODM and the Leadership Team and then presented to the Board mid-year, with comparatives to the current year forecast.  Typically, the first year of the 3-Year Plan will become the target for the following financial year, refined as part of the annual operating plan. This 3-Year plan is refreshed with actual results as well as adjusted for significant assumption changes throughout the year.

Based on the financial information reviewed by the Board, the CFO, together with the VP FP&A, communicate guidelines to Leadership Team members with an allocation of the approved 3-Year Plan for the following year: Revenue ex-TAC by Solution and expected overall investment pool for new initiatives. The CEO approves the final version of the Operating Plan on a consolidated basis, including Revenue ex-TAC by Solution, total Expenses including run-rate of existing spend and dedicated budget for new investments, total Adjusted EBITDA and Headcount by function based on the recommendation from the CFO.  The plan is then presented to the Board for approval.

Compensation Matters

The Leadership Team members receive compensation comprised of base salary, bonus, restricted stock units and performance stock units.  Only the bonus and the performance stock units are tied to specific performance metrics.

The Compensation Committee (the “Committee”) determines and recommends to the Board the compensation of the CEO, any Named Executive Officer and any employees who are “executive officers,” as defined in Rule 3b-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Committee takes into consideration an executive officer’s success in achieving his or her individual performance goals and objectives and the corporate performance goals and objectives deemed relevant to the executive officer, as well as the extent to which he or she fosters a corporate culture that promotes the highest levels of integrity and ethical standards. The CEO also elects to have the bonus of certain members of the Leadership Team governed by the Company’s Executive Bonus Plan (the “Executive Bonus Plan”) designed for the executive officers, even if they are not “executive officers,” under the meaning of Rule 3b-7 of the Exchange Act. For the avoidance of doubt, the CEO has not made such an election for the CCO and the EVP of Growth Portfolio.

For Leadership team members, the performance-based restricted stock units granted for FY 2021 metrics (“PSU”) are calculated based on company-wide performance, equally weighted across the following three metrics: Global Revenue ex-TAC year-over-year (“YoY”) growth, Global Free cash flow and Global Revenue ex-TAC on “New Solutions” (i.e., Revenue ex-TAC excluding retargeting).

For everyone other than the CCO and the EVP of Growth Portfolio, their bonuses are governed by the Executive Bonus Plan and the bonus metric are based on Revenue ex-TAC growth, Adjusted EBITDA and individual qualitative goals aligned to strategic performance objectives.

For the CCO and the EVP of Growth Portfolio, the bonus metric is primarily based on Revenue ex-TAC for Marketing Solutions and Retail Media, respectively, cross-selling of new solutions, as well as other operational metrics, including headcount and expense targets.

3.
Additionally, describe the financial information reviewed by the CODM for the purpose of allocating resources and assessing performance. Tell us how frequently that information is prepared and reviewed. Also, describe the financial information reviewed by your Board of Directors and how frequently that information is reviewed.

Financial information reviewed by the CODM in connection with such determinations includes:

•	Revenue ex-TAC, Expenses and Adjusted EBITDA projections on a consolidated basis;
•	Revenue ex-TAC by solution; and
•	Headcount and expenses by function.

On a quarterly basis, the CEO and CFO present an in-depth review of quarterly results to the Board, which includes the financial information described above.

Form 10-Q for the Quarterly Period Ended September 30, 2021

Revenue, Traffic Acquisition Costs and Revenue ex-TAC by Region, page 46

4.
We note your presentation of Revenue ex-TAC by solution as a non-GAAP financial measure. As this non-GAAP performance measure appears to be more akin to GAAP gross profit by solution, please revise your disclosure to:

•	Revise the title to reflect its nature;
•
Reconcile this non-GAAP measure to GAAP gross profit by solution, its most directly comparable GAAP financial measure, and present GAAP gross profit with equal or greater prominence wherever Revenue ex-TAC by solution is disclosed; and

•	Expand your disclosure on pages 31 and 47 to explain how management uses this measure and why you believe it provides useful information to investors regarding your liquidity or performance.

We refer you to Item 10(e)(1)(i) of Regulation S-K, footnote 27 of SEC Final Rule Release No. 33-8176, and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your Item 2.02 Form 8-K for the fiscal quarter ended September 30, 2021.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings the Company will discontinue disclosing Revenue ex-TAC by Solution and will disclose, in its place, Contribution ex-TAC by Solution to align with the Company’s reportable segments assessment as the Company’s segment performance measure. The Company will reconcile consolidated Contribution ex-TAC to GAAP gross profit and present GAAP gross profit with equal or greater prominence wherever it presents consolidated Contribution ex-TAC. The Company will also discontinue disclosing Revenue ex-TAC by region.  In addition, the Company will disclose the Company’s disaggregated Revenue, at a regional and solutions level, in accordance with the requirements of ASC 606. The Company will also amend the disclosures on pages 31 and 47 to explain how management uses this measure and why we believe it provides useful information to investors.

The Company continues to expect that it will revise the disclosures described above beginning with its Q4 2021 earnings release on Form 8-K and Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2021.

Thank you for your consideration.  Please do not hesitate to contact me if you have any questions.

Sincerely,

/s/ Ryan Damon
Ryan Damon
EVP, General Counsel & Corporate Secretary
Criteo S.A.

cc:        Ryan J. Adams
Skadden, Arps, Slate, Meagher & Flom LLP

Annex A

Press release and MD&A:

Non-GAAP measure reconciliation to closest GAAP measure

Consolidated
Gross Profit	xxxx
Other cost of sales	xxxx
Contribution ex-TAC	xxxx

F-Pages:

Segment Reporting

	2021	2020	2019
Revenue
Marketing Solutions	xxxx	xxxx	xxxx
Retail Media	xxxx	xxxx	xxxx
	xxxx	xxxx	xxxx

	2021	2020	2019
Contribution ex-TAC
Marketing Solutions	xxxx	xxxx	xxxx
Retail Media	xxxx	xxxx	xxxx
	xxxx	xxxx	xxxx
Other cost of sales	xxxx	xxxx	xxxx
Gross profit	xxxx	xxxx	xxxx
Operating expenses	….	….	….
….	xxxx	xxxx	xxxx
Profit before tax	xxxx	xxxx	xxxx

Goodwill

	1 Jan 2021	Additions	Impairment	FX	31 Dec 2021
Marketing Solutions	xxxx	xxxx	xxxx	xxxx	xxxx
Retail Media	xxxx	xxxx	xxxx	xxxx	xxxx